FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 15, 2009 announcing that Registrant has introduced NetEdge, a new high-performance satellite communications platform, specifically designed to meet the requirements of multi-star private networks for corporations and for cellular backhaul applications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 15, 2009

Gilat announces new multi-star VSAT networking solution, NetEdge

– Product to be showcased at CommunicAsia 2009, Hall 6, Stand #6E2-01 –

Petah Tikva, Israel, June 15, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today introduced NetEdge, a new high-performance satellite communications platform, specifically designed to meet the requirements of multi-star private networks for corporations and for cellular backhaul applications.

As a dedicated solution for multi-star networks, NetEdge addresses two common challenges; the lack of a terrestrial connection between the corporate headquarters and the satellite hub and the need for single-hop connectivity between offices as well as single hop connectivity to the Internet. These issues are not resolved by current SCPC or multiple-hub alternatives.

“Customers in underdeveloped countries often require a locally based network for internal intranet applications as well as direct connection to the major Internet access points in the developed world, but they need this from a single terminal,” said COMSYS Senior Consultant Simon Bull. “Gilat has focused on this need with its new NetEdge product.”

For cellular backhaul networks, there is a similar need for optimized multi-star systems. A NetEdge multi-star network can consist of many micro-stars each joining multiple cellular base stations with regional base station controllers and a central MSC. In this way NetEdge provides a compelling solution for cellular networks with multi-region or multi-country architectures. With NetEdge there is no need for a multi-hub implementation and bandwidth can be shared across subnetworks.

NetEdge builds on Gilat’s industry-leading SkyEdge II high-performance platform and can easily be added to existing SkyEdge II networks. Successfully deployed worldwide, SkyEdge II enables lower total cost of ownership through higher efficiencies and full adaptivity for both the inbound and outbound channels.

The NetEdge solution is composed of remote sites using SkyEdge II Access/Pro VSATs, NetEdge Gateways, and a SkyEdge II hub. Single-hop connectivity is provided network wide between the NetEdge components. This enhances the user experience and application performance for all inter-corporation, cellular backhaul and Internet traffic. MF-TDMA network wide shared access implies significant space segment saving compared to alternatives.

The NetEdge Gateways support a forward channel of up to 10Mbps with up to eight return channels providing a total of up to 8Mbps and serving up to 100 remote sites. Quasi-continuous burst technology allows channel efficiencies approaching SCPC but with the benefit of shared access. With NetEdge, bandwidth savings of 30% – 50% can be achieved when compared to SCPC solutions, depending on the network topology.

Erez Antebi, CEO, Gilat Network Systems (GNS), said, ” NetEdge creates new revenue opportunities for service providers by extending satellite-based services to private customers and multi-tier corporations. With NetEdge, service providers have the best of both worlds – star network efficiency combined with network-wide connectivity. These translate into a competitive high-performance solution with a low total cost of ownership.”

About Gilat Satellite Networks Ltd. Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., A provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com